United States securities and exchange commission logo





                              April 28, 2022

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 30,
2022
                                                            CIK No. 0001862044

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted March 30, 2022

       Cover Page

   1. Please refer to the fifth paragraph of the prospectus cover page. Please disclose that your holding company
structure involves unique risks to investors and that investors may never hold equity interests
in your Chinese operating companies. Your disclosure should
                                                        acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the value of the securities
you are registering for sale, including that it could cause the value of such securities to
significantly decline or become worthless. Provide a cross-reference to your detailed
discussion of risks facing the company and the offering as a result of this
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
         structure.
2. Please refer to the seventh paragraph of the prospectus cover page. We note your disclosure referencing the Holding Foreign Companies Accountable Act. Please amend your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable
         Act and the inspection time frame under the AHFCAA, and include appropriate cross-
         references to your discussion of the same in your risk factor disclosure.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
         If no such transfers, dividends, or distributions have been made to date, so state. Provide cross-references to the consolidated financial statements.
5. As a related matter, please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross references to these other discussions.
6. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

8. In this section, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 328, 2022 Page 3
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FirstName LastName
         dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.
9. To give investors more context for your disclosure in this section, please move the
         "Conventions that Apply to this Prospectus" to the beginning of, or just prior to, the prospectus summary. In addition, please clarify the difference between your product sales model and marketplace model and ZKH platform and GBB platform on page
2. Lastly,
         please include examples of MRO products sold on your platform in this section.
Our Performance, page 4

10. Please revise the graphic to include boxes which disclose with equal prominence your financial results including your net revenues and losses.
11. We note your disclosure that you have achieved significant growth and "witnessed improvement in [y]our financial position," yet you disclose your net loss increased from
         RMB314.8 million in the nine months ended September 30, 2020 to RMB663.7 million in the same period in 2021. Please revise to balance your growth and financial improvement discussion with a discussion of your increased net losses over the same periods.
Summary of Risk Factors
Risks Related to Doing Business in China, page 6

12. Please revise this section to specifically discuss risks and uncertainties regarding the enforcement of laws in the PRC legal system and that rules and regulations in China can change quickly with little advance notice. Also address the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include specific cross-references, by title and page, to each of the relevant individual detailed risk factors in your Risk Factor section.
Permissions Required from the PRC Authorities for Our Operations, page 7

13. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
Permissions Required from the PRC Authorities for This Offering, page 7

14. We note your disclosure throughout this section that the company has relied upon the advise of PRC counsel. Please revise to specifically name your PRC counsel here.
15. We note your disclosure that your PRC counsel has advised you that you are not subject to cybersecurity review by the Cyberspace Administration of China for this offering. Please revise to explain the consequences to you and your investors if you or your subsidiaries incorrectly conclude that a cybersecurity review by the CAC is not required, or if applicable laws, regulations, or interpretations change and you are required to undergo a cybersecurity review or obtain permissions or approvals from the CAC in the future. In addition, we note your disclosure that the China Securities Regulatory Commission informed you that based on its understanding of the relevant provisions in
         The Revised Cybersecurity Review Measures as well as its communication with the
         "competent regulatory authority," you are not subject to cybersecurity review if you are
         not in possession of over one million users    personal information."
Please identify the
         "competent regulatory authority" and explain the CSRC's role in interpreting CAC regulations. Please make conforming edits to your related risk factor disclosure starting on page 24.
16. We note your disclosure that your PRC counsel and the CSRC has advised you that you do not need to obtain any regulatory approval or fulfill any filing procedure for this offering under applicable PRC laws, rules and regulations, but we also note your disclosure that "in the event that the Draft Administration Regulations and the Draft Filing
         Measures come into effect after the date of this prospectus but on or before the consummation of this offering, [you] will take any and all actions necessary to complete the required filing with the CSRC." Please revise your disclosure to clarify whether your
         PRC counsel's or the CSRC's position that you do not need to obtain any regulatory approval for this offering is based on the fact that the Draft Administration Regulations and the Draft Filing Measures have not yet taken effect, and explain the consequences to you and your investors if you or your subsidiaries incorrectly conclude that regulatory approval from the CSRC for this offering is not required
17. We note your disclosure that "assuming the Draft Administration Regulations and the
         Draft Filing Measures become effective in their current forms, any of [y]our offering and listing in an overseas market in the future will be subject to the filing requirement with the
         CSRC," and that "[y]our PRC counsel does not expect there to be any material legal obstacle for [you] to comply with the required filing procedures with the CSRC." Please revise to to explain the consequences to you and your investors if you or your subsidiaries do not receive approval from the CSRC upon filing in the future.
The Holding Foreign Companies Accountable Act, page 7

18. Please explicitly address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that an exchange may determine to delist your
 Long Chen
ZKH Group Limited
April 28, 2022
Page 5
         securities if the PCAOB determines that it cannot inspect or investigate completely your auditor.
Risk Factors, page 19

19. Please include risk factor disclosure addressing the anti-takeover provisions to be included in your post-offering memorandum and articles of association discussed on page 177.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
89

20. We note your disclosure throughout the filing that you have witnessed an increase in the average spending from your top 500 customers in terms of GMV, which increased from
         RMB5.9 million in 2020 to RMB9.7 million in 2021, and that approximately 88% of your top 500 customers in 2019 in terms of GMV transacted with you in 2021. We also note your disclosure on page 19 that your business, financial condition and results of operations may be materially and adversely affected if you are unable to attract and retain customers. Given that it appears management has tracked customer retention and customer spend over several periods, please tell us what consideration you gave to including a cohort analysis and discussion of these metrics in your filing.
21. We note your discussion of "GMV" throughout your registration statement as a measure of performance. Please tell us and disclose how this measure is calculated, the reasons why this measure provides useful information to investors, a statement of how management uses this measure in managing or monitoring the performance of the business, and if this measure is a key performance indicator
(KPI). Refer to Staff
         Release 33- 10751 on guidance on key performance indicators and metrics in
         Management's Discussion and Analysis of Financial Condition and Results of Operations.
Impact of COVID-19 on Our Operations, page 91

22. We note your disclosure that COVID-related restrictions led to a decrease in demand and supply of non-PPE products and higher fulfillment expenses, especially in your shipping costs, and that you saw a slow-down in the growth in sales in the first quarter of 2020.
       Here and in your risk factors, please quantify the impact of the COVID-19 pandemic on your expenses and sales growth, to the extent practicable. To the extent that the purchase price increases of MRO products in the first half of 2021 driven by the price increase of raw materials of MRO products that you mention on page 97 was caused by the COVID-
       19 pandemic, so state. We also note your disclosure that "many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions have been temporarily closed again, which has adversely affected the MRO procurement demand."
FirstName LastNameLong Chen
       To the extent practicable, please quantify the decrease in demand and address any known
Comapany   NameZKH
       trends           Group with
              or uncertainties Limited
                                    respect to this impact on MRO procurement
demand in future
       periods.
April 28, 2022 Page 5
FirstName LastName
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 628, 2022 Page 6
Page
FirstName LastName
Liquidity and Capital Resources, page 99

23. We note your disclosure here and in the notes to your financial statements that you entered into several revolving credit facilities during 2020 and 2021. Please file the related agreements as exhibits to your registration statement, or tell us why you are not required to do so.
Warehousing, Logistics and Fulfillment Services, page 131

24. We note your disclosure on page 131 that you "have established a set of stringent criteria for and have entered into long-term framework agreements with the third-party logistic service providers." We also note your disclosure on page 135 that you "seek to enter into long-term agreements with certain strategic suppliers." Please tell us whether you have entered into any material framework or supply agreements, describe the material terms of any such agreements in the filing, and file each agreement as an exhibit to the registration statement, or tell us why you are not required to do so.
Regulation, page 143

25. Please revise this section to describe the material effects of these government regulations on your business or how each regulation applies to your business. For example, you describe the regulations related to foreign investment but do not say whether the company is on the 2021 Negative List. This is just one example. Refer to Item 4.B.8 of Form 20-F.
Management
Employment Agreements and Indemnification Agreements, page 167

26.      Disclose the details of your directors    service contracts with the
company or any of its
         subsidiaries providing for benefits upon termination of employment, or include an appropriate negative statement. Refer to Item 6.C.2 of Form 20-F. Description of Share Capital
Convertible Promissory Notes, page 1863

27. We note your disclosure that "the Series F Convertible Notes may be optionally or automatically converted into the Series F convertible preferred shares of the Company at the then effective conversion price, upon completion of the Restructuring prior to the
         Maturity Date, or immediately prior to the consummation of this offering." Please amend your disclosure to provide an estimate of the amount of shares of Series F Preferred
         Shares and, ultimately, ordinary shares, that will be issued to the Series F Convertible
         Investors, and discuss the potential dilutive impact of this conversion in your risk factors.
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 728, 2022 Page 7
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FirstName LastName
Notes to Consolidated Financial Statement
2. Summary of significant accounting policies
(d) Segment reporting, page F-12

28. We note your disclosure that your chief operating decision maker reviews consolidated results when making decisions about allocating resources and that you do not distinguish expenses between markets or segments for internal reports. However, we also note that you distinguish between the ZKH platform and the GBB platform throughout your filing.
         Discrete financial data is provided for net revenues, cost of revenues and gross profit by platform. The platforms appear to have material net revenues and substantially different margins and margin trends. The ZKH platform is described as direct sales and services to end customers and the ZBB platform as commissions-based sales to retail customers, who pay lower prices. Finally, we note that you have a Director and Vice President for the
         GBB platform. Please provide us with an analysis of the factors you used in determining if these two platforms constitute operating segments. Refer to ASC 280-10-50 and the incorporated disclosure requirements.
Item 7. Recent Sales of Unregistered Securities, page II-1

29. Please disclose the information required by Item 701(c) of Regulation S-K for each sale.
General

30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
31. Please tell us whether any of your PRC subsidiaries are considered a wholly-owned foreign enterprise. If so, please affirmatively state in your filing, if true, that you do not use a VIE structure.
 Long Chen
FirstName
ZKH GroupLastNameLong  Chen
             Limited
Comapany
April       NameZKH Group Limited
       28, 2022
April 828, 2022 Page 8
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FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brian V. Breheny, Esq.